Exhibit 99.1

For more information:
Eyal Cohen
CFO
+972-542525925

B.O.S. rescheduled the Release of its Financial Results for the Third
Quarter of Year 2013 to Monday, December 2, 2013

- Teleconference scheduled for Monday, December 2, 2013 at 10 a.m. ET -
- 5:00 p.m. Israel Time

Rishon Letzion, Israel — November 26, 2013 — B.O.S. Better Online Solutions Ltd. (“BOS”) (NASDAQ: BOSC), today announced that it has rescheduled the release of its financial results for the third quarter of year 2013 to Monday, December 2, 2013.

Yuval Viner, BOS CEO, stated "We are in line with our target for a NON GAAP profit for the first nine months of the year 2013, and hope that our shareholders would join us in our quarterly teleconference that will take place after the Thanksgiving holiday"

BOS will host a conference call on Monday, December 2, 2013 at 10:00 a.m. ET 5:00 p.m. Israel time. A question-and-answer session will follow management’s presentation. Interested parties may participate in the conference call by dialing to + 972-3-9180644 approximately five to ten minutes before the call start time:

For those unable to listen to the live call, a replay of the call will be available the next day after the call on BOS’s website, at: http://www.boscorporate.com

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwideFor more information, please visit: www.boscorporate.com